Filed by Freeport-McMoRan Copper & Gold Inc.
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: Phelps Dodge Corporation
Commission File No.: 001-00082

Freeport-McMoRan Copper & Gold and Phelps Dodge
Set Special Meeting Date of March 14, 2007
for Shareholder Votes on Merger Agreement

NEW ORLEANS and PHOENIX, February 2, 2007 – Freeport-McMoRan Copper & Gold Inc. (NYSE: FCX) and Phelps Dodge Corp. (NYSE: PD) today announced each company will hold a special meeting of its stockholders on March 14, 2007, to vote on the proposed acquisition of Phelps Dodge by FCX. Stockholders who hold shares of FCX and Phelps Dodge common stock at the close of business on February 12, 2007, the record date of each special meeting, will be entitled to vote on the proposed merger.

     On November 19, 2006, FCX and Phelps Dodge announced that they had entered into a definitive merger agreement whereby FCX will acquire Phelps Dodge for approximately $26 billion in cash and stock, creating the world’s largest publicly traded copper company. Each Phelps Dodge shareholder will receive $88 per share in cash plus 0.67 common shares of FCX, equivalent to a value of $126.04 based on the closing price of FCX on February 1, 2007. The transaction is subject to FCX and Phelps Dodge shareholder approval, regulatory approvals and customary closing conditions. The merger agreement and the merger are described in the joint proxy statement/prospectus which will be mailed to stockholders of FCX and Phelps Dodge in connection with their respective special meetings.

ABOUT FREEPORT-MCMORAN COPPER & GOLD INC.

     FCX explores for, develops, mines and processes ore containing copper, gold and silver in Indonesia, and smelts and refines copper concentrates in Spain and Indonesia.

ABOUT PHELPS DODGE CORPORATION

     Phelps Dodge is one of the world’s leading producers of copper and molybdenum and is the largest producer of molybdenum-based chemicals and continuous-cast copper rod. The company employs 15,000 people worldwide.

Important Information for Investors and Stockholders
FCX and Phelps Dodge filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission (SEC) in connection with the proposed merger. FCX and Phelps Dodge urge investors and stockholders to read the definitive joint proxy statement/prospectus and any other relevant documents filed by either party with the SEC because they contain important information.

Investors and stockholders may obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by FCX will be available free of charge on the investor relations portion of the FCX web site at www.fcx.com. Documents filed with the SEC by Phelps Dodge will be available free of charge on the investor relations portion of the Phelps Dodge web site at www.phelpsdodge.com. FCX and certain of its directors and executive officers are participants in the solicitation of proxies from the stockholders of FCX in connection with the merger. Information concerning the interests of FCX’s directors and executive officers in FCX is set forth in the preliminary joint proxy statement/prospectus filed with the SEC. Phelps Dodge and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger. Information concerning the interests of Phelps Dodge’s directors and executive officers in Phelps Dodge is set forth in the preliminary joint proxy statement filed with the SEC.

Other information regarding the direct and indirect interests, by security holdings or otherwise, of the participants will be described in the definitive joint proxy statement/prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of FCX’s and Phelps Dodge’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus.

MEDIA CONTACTS
FREEPORT-MCMORAN COPPER & GOLD
William L. Collier	Steve Lipin or Stan Nève
(504) 582-1750	Brunswick Group LLC
(212) 333-3810

PHELPS DODGE
Peter J. Faur
(602) 366-7993

INVESTOR CONTACTS
FREEPORT-MCMORAN COPPER & GOLD
Kathleen L. Quirk	David P. Joint
(504) 582-4195	(504) 582-4203

PHELPS DODGE
Stanton K. Rideout
(602) 366-8589

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Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about FCX and Phelps Dodge. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to FCX or Phelps Dodge, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of FCX and Phelps Dodge, including macroeconomic conditions and general industry conditions such as the competitive environment of the mining industry, unanticipated mining, milling and other processing problems, accidents that lead to personal injury or property damage, persistent commodity price reductions, changes in political, social or economic circumstances in areas where FCX and Phelps Dodge operate, variances in ore grades, labor relations, adverse weather conditions, the speculative nature of mineral exploration, fluctuations in interest rates and other adverse financial market conditions, regulatory and litigation matters and risks, changes in tax and other laws, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction. The actual results or performance by FCX or Phelps Dodge, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of FCX or Phelps Dodge, the combined company or the transaction. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.